MONEY MARKET OBLIGATIONS TRUST

                          Federated Investors Funds
                             5800 Corporate Drive
                     Pittsburgh, Pennsylvania 15237-7000

                               OCTOBER 25, 2005


EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest
Washington, DC  20549

     RE: MONEY MARKET OBLIGATIONS TRUST (the "Trust")
            Government Obligations Tax-Managed Fund - Institutional Shares
             1933 Act File No. 333-128336
             1940 Act File No. 811-5950

Dear Sir or Madam:

      The above-referenced Trust hereby requests the withdrawal of its definitive 497(c) filing under the Securities Act of 1933. This filing was filed with the Commission on October 24, 2005 pursuant to the provisions of Rule 497(c) under the Securities Act of 1933. We are withdrawing this filing due to Part C of the Registration Statement on Form N-14 being filed with this filing in error.

      If you have any  questions  on the  above,  please  contact  me at (412)
288-8745.

                                                Very truly yours,



                                                /s/ Amy Bredl
                                                Amy Bredl
                                                Paralegal